HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.
Suite 490-580 Hornby Street
Vancouver, BC. Canada V6C 3B6
Tel: (604) 687-6991 Fax: (604) 684-0342

August 20, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Rufus Decker

Re:	Health Anti-Aging Lifestyle Options, Inc.
Form 10-K/A for the Year Ended December 31, 2007
File No. 0-50068

Dear Mr. Decker:

With reference to your letter of August 19, 2008 we will be amending our filing and will file the amended Form 10-K/A for fiscal year ended December 31, 2007 via the Edgar filing system.

The amendment to Form 10-K/A is being filed to include a specific conclusion regarding the effectiveness of the Company’s internal controls over financial reporting.

We have provided our response to the comments raised in your letter of August 19, 2008 below as follows:

1.

We note your response to our comments issued July 21, 2008 and the revisions made to your Form 10/A filed on August 13, 2008. Your management report on internal control over financial reporting indicates that you have identified deficiencies that, when aggregated, could possibly be viewed as a material weakness in internal control over financial reporting as of December 31, 2007. However, your disclosures do not include a specific conclusion regarding the effectiveness of your internal controls over financial reporting. Please amend your Form 10-K/A to specifically indicate whether your internal controls over financial reporting were effective or ineffective.

     Management has amended the Form 10-K/A to specifically indicate whether our internal controls over financial reporting were effective or ineffective.

The amendment to the 10-K/A reads as follows:

Management’s Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

     Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, as of December 31, 2007, management has concluded that the Company’s internal controls over financial reporting were not operating effectively. Management did identify the following deficiencies, that only when aggregated, may possibly be viewed as a material weakness in our internal control over financial reporting as of December 31, 2007 and it is clarified that management did not identify any material weaknesses in its internal control over financial reporting:

1.

We do not have an Audit Committee – While not being legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is an utmost important entity level control over our financial statements. To date we have not established an audit committee.

2.

Insufficient documentation of financial statement preparation and review procedures - We employ policies and procedures in reconciliation of the financial statements and the financial information based on which the financial statements are prepared, however, such the controls and policies we employee are not sufficiently documented.

3.

We did not maintain proper segregation of duties for the preparation of our financial statements – As of December 31, 2007 the majority of the preparation of financial statements was carried out by one person. Additionally, we currently only have one officer/director having oversight on all transactions. This has resulted in several deficiencies including:

	a.	Significant, non-standard journal entries were prepared and approved by the same person, without being checked or approved by any other personnel.

	b.	Lack of control over preparation of financial statements, and proper application of accounting policies.

4.

We lack sufficient information technology controls and procedures – As of December 31, 2007, we lacked a proper data back up procedure, and while backup did take place in actuality, we believe that it was not regulated by methodical and consistent activities and monitoring.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.

BRUCE SCHMIDT
Bruce Schmidt
Principal Executive Officer